                                                                    Exhibit 12.1



                     Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)



                                                                                        Year Ended December 31,
                                                     Nine Months Ended                  -----------------------
                                                     September 30, 1998     1997       1996       1995       1994       1993
                                                     ------------------   --------   --------   --------   --------   --------
FIXED CHARGES:
  Interest on long-term debt                              $ 57,166        $ 81,592   $ 82,505   $ 89,139   $ 94,646   $102,938
  Other interest                                             1,008             752      1,632      2,599      1,095      2,387
  Monthly Income Preferred Securities dividend
    requirements                                             9,422          12,562      7,921       -          -          -
  Amortization of debt discount, premium and
    expense - net                                            3,976           5,828      5,973      6,252      6,381      5,541
  Portion of lease payments representing an
    interest factor                                         33,330          44,208     44,357     44,386     44,839     45,925
                                                          --------        --------   --------   --------   --------   --------
        Total Fixed Charges                               $104,902        $144,942   $142,388   $142,376   $146,961   $156,791
                                                          --------        --------   --------   --------   --------   --------
EARNINGS:
  Income from continuing operations                       $112,248        $141,820   $149,860   $151,070   $147,449   $144,787
  Income taxes                                              68,670*         73,838*    83,008*    92,894*    84,191*    77,237*
  Fixed charges as above                                   104,902         144,943    142,388    142,376    146,961    156,791
                                                          --------        --------   --------   --------   --------   --------
        Total Earnings                                    $285,820        $360,601   $375,256   $386,340   $378,601   $378,815
                                                          --------        --------   --------   --------   --------   --------
RATIO OF EARNINGS TO FIXED CHARGES                            2.72            2.49       2.64       2.71       2.58       2.42
                                                          ========        ========   ========   ========   ========   ========

     Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $1.9 million for the nine months ended September 30, 1998, has been excluded from the ratio.

* Earnings related to income taxes reflect a $13.5 million decrease for the nine months ended September 30, 1998, and a $17 million, $12 million, $13.5 million, $13.5 million and $10.4 million decrease for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.85 for the nine months ended September 30, 1998, and 2.61, 2.72, 2.81, 2.67 and 2.48 for the twelve months ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.